UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company)

NEXTEST SYSTEMS CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

652909102

(CUSIP Number of Class of Securities)

Robin Adler

Chairman and Chief Executive Officer

Nextest Systems Corporation

875 Embedded Way

San Jose, California 95138

(408) 960-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Sheryl L.R. Miller

Heller Ehrman LLP 333 Bush Street

San Francisco, California 94104

(415) 772-6342

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007, by Nextext Systems Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Teradyne, Inc., a Massachusetts corporation (the “Parent”), and NAC Equipment Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Parent (the “Offeror”), disclosed in the Tender Offer Statement on Schedule TO, filed by the Parent and Offeror with the SEC on December 21, 2007, and under which the Offeror is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $20.00 per Share, net to the seller thereof, in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions sets forth in the Offer to Purchase, dated December 21, 2007, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following new paragraph immediately after the last paragraph of the section captioned “Antitrust”:

“On January 15, 2008, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer and the Merger. The early termination of the waiting period under the HSR Act satisfies the condition to the Offer that the waiting period under the HSR Act applicable to the Offer and the Merger has expired or been terminated.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(6)	Joint press release issued by the Company and Parent, dated January 15, 2008, announcing the early termination of the waiting period under the HSR Act applicable to the Offer and the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

NEXTEST SYSTEMS CORPORATION

By:	/S/ JIM MONIZ
Name: Title:	Jim Moniz Vice President/Chief Financial Officer

Dated: January 16, 2008